PRESS RELEASE
FOR IMMEDIATE PUBLICATION	EXHIBIT 99.1

TIW ANNOUNCES THE EXTENSION OF ITS SALE AND PURCHASE

ARRANGEMENTS FOR HOLDERS OF LESS THAN 100 SHARES Montréal, Canada, January 23, 2004 - Telesystem International Wireless Inc. ("TIW") announces that the Sale and Purchase Arrangements for Holders of less than 100 Shares, which were scheduled to expire on January 26, 2004, will be extended until 5:00 p.m. EST on March 31, 2004. The programs enable registered and beneficial shareholders of TIW who own 99 or fewer common shares of record as of December 8, 2003, to sell or purchase shares without incurring any brokerage commission.

TIW has retained Computershare Trust Company of Canada ("Computershare") to manage the programs and handle share transactions and payment. Shareholders who wish to benefit from the advantages offered under these programs must complete, or give instructions to their brokers to complete, the documentation provided in December 2003 by TIW and forward such documentation to Computershare, as instructed.

Questions should be directed to Computershare at:

Toll free (Canada and US): 1-800-564-6253
International: 1-514-982-7800
Hours of Operation: 8:30 a.m. - 8:00 p.m. EST

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with more than 5.0 million managed subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca